09040451

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FEB 26 2009

Washington, DC 110

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SEC FILE NUMBER
8-66758

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **St. Charles Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 16th Street; Suite 300
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Franson **(303) 339-9099**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	**DENVER**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

#13

OATH OR AFFIRMATION

I, Michael C. Franson affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of St. Charles Capital, LLC, as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

C. ORTIZ
NOTARY PUBLIC, STATE OF COLORADO
MY COMMISSION EXPIRES DEC. 5, 2009

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- X a. Facing page.
- X b. Statement of Financial Condition.
- X c. Statement of Income (Loss).
- X d. Statement of Cash Flows.
- X e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X g. Computation of Net Capital.
- ___ h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- ___ j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- ___ k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- X l. An Oath or Affirmation.
- ___ m. A Copy of the SIPC Supplemental Report.
- ___ n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- X o. Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ST. CHARLES CAPITAL, LLC

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of St. Charles Capital, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Charles Capital, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 20, 2009
Denver, Colorado

ST. CHARLES CAPITAL, LLC

Statements of Financial Condition

	December 31,			
	2008		2007	
Assets				
Assets				
Cash and cash equivalents	$	2,900,211	$	1,537,202
Securities owned, at fair value		100,000		500,000
Accounts receivable, net		216,700		124,784
Deposits and other assets		67,513		18,105
Furniture, equipment and leasehold improvements, net		99,853		141,051
Total assets	$	3,384,277	$	2,321,142
Liabilities and Members' Equity				
Liabilities				
Accounts payable and accrued expenses	$	254,146	$	229,121
Member redemption payable		1,037,001		-
Total liabilities		1,291,147		229,121
Commitments				
Members' equity				
Common stock units, no par value; 20,000,000 units authorized; 888,156 and 1,079,621 units issued and outstanding for 2008 and 2007, respectively		888,156		1,079,621
Retained earnings		1,204,974		1,012,400
Total members' equity		2,093,130		2,092,021
Total liabilities and members' equity	$	3,384,277	$	2,321,142

See notes to financial statements.

ST. CHARLES CAPITAL, LLC

Statements of Income

	For the Years Ended December 31, 2008	2007
Revenues		
Merger and acquisitions fee income	$ 9,900,363	$ 7,571,334
Financing fee income	132,742	691,036
Advisory fee income	477,500	609,250
Reimbursed client costs and other income	223,102	184,581
Total revenues	10,733,707	9,056,201
Expenses		
Compensation and benefits	6,451,514	6,134,037
Other general and administrative	833,771	706,145
Rent	243,841	233,503
Database subscriptions	176,187	158,947
Professional fees	124,213	82,241
Marketing and advertising	117,171	64,934
Depreciation and amortization	46,966	45,081
Total expenses	7,993,663	7,424,888
Other income (expense)		
Interest income	37,997	112,770
Loss on disposition of fixed assets	(13,853)	-
Total other income	24,144	112,770
Net income	$ 2,764,188	$ 1,744,083

See notes to financial statements.

ST. CHARLES CAPITAL, LLC

Statement of Changes in Members' Equity
For the Years Ended December 31, 2008 and 2007

	Membership Units		Accumulated	Total Members'
	Units	Amount	Earnings	Equity
Balance - December 31, 2006	1,052,631	$ 1,052,631	$ 1,790,562	$ 2,843,193
Member units issued	26,990	26,990	-	26,990
Distributions to members	-	-	(2,522,245)	(2,522,245)
Net income	-	-	1,744,083	1,744,083
Balance - December 31, 2007	1,079,621	1,079,621	1,012,400	2,092,021
Member units redeemed	(191,465)	(191,465)	(845,536)	(1,037,001)
Distributions to members	-	-	(1,726,078)	(1,726,078)
Net income	-	-	2,764,188	2,764,188
Balance - December 31, 2008	888,156	$ 888,156	$ 1,204,974	$ 2,093,130

See notes to financial statements.

ST. CHARLES CAPITAL, LLC

Statements of Cash Flows

	For the Years Ended December 31,	
	2008	2007
Cash flows from operating activities		
Net income	$ 2,764,188	$ 1,744,083
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	46,966	45,081
Loss on disposition of fixed asset	13,853	-
Changes in assets and liabilities		
Securities owned	400,000	1,622
Accounts receivable, net	(91,916)	(17,694)
Deposits and other assets	(49,408)	(335)
Accounts payable and accrued liabilities	25,025	66,886
	344,520	95,560
Net cash provided by operating activities	3,108,708	1,839,643
Cash flows from investing activities		
Purchase of furniture and equipment	(19,621)	(35,767)
Net cash used in investing activities	(19,621)	(35,767)
Cash flows from financing activities		
Proceeds from member units issued	-	26,990
Distributions to members	(1,726,078)	(2,522,245)
Net cash used in financing activities	(1,726,078)	(2,495,255)
Net increase (decrease) in cash and cash equivalents	1,363,009	(691,379)
Cash and cash equivalents - beginning of year	1,537,202	2,228,581
Cash and cash equivalents - end of year	$ 2,900,211	$ 1,537,202

Supplemental disclosure of cash flow information:

During 2008, the Company redeemed 191,465 member units resulting in a member redemption payable of $1,037,001.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

St. Charles Capital, LLC (the Company) was formed in October 2004, as a Colorado limited liability company and began operations in January 2005. The Company, headquartered in Denver, Colorado, is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC), and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in investment banking activities and provides advisory services in the areas of mergers and acquisitions, private debt and equity financings, valuation and corporate financial strategies. Operations are conducted nationwide; however, the majority of activities and services take place in the Rocky Mountain Region.

The Company is exempt from Rule 15c3-3 under subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. At December 31, 2008, the amount exceeding the federally insured limits was approximately $2.5 million.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

For the years ended December 31, 2008 and 2007, two customers accounted for 24% and one customer accounted for 11% of total revenue, respectively. As of December 31, 2008 and 2007, three customers accounted for 76% and two customers accounted for 47% of total accounts receivables, respectively.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, securities owned, receivables, accounts payable and accrued expenses approximated fair value as of December 31, 2008 and 2007 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Securities Owned

Securities transactions and related revenue and expense are recorded on a trade basis, which is the date that the transactions are executed. Amounts, if any, related to securities that have been traded but have not yet settled are reflected in receivables from or payables to brokers as appropriate. In accordance with financial reporting requirements for broker/dealers, the Company's securities are recorded at fair value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

Accounts Receivable

Accounts receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2008 and 2007, the Company had an allowance netted against their receivables of $23,747 and $18,747, respectively.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to seven years, and the lesser of the estimated useful life or the related lease terms for leasehold improvements.

Revenue Recognition

Transaction fees related to mergers, acquisitions, and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

The Company is reimbursed for reasonable out-of-pocket expenses associated with the transactions. The revenues associated with these expenses are recognized after the costs are incurred and presented in the financial statements in accordance with EITF 01-14, *Income Statement Characterization of Reimbursements Received for "Out-Of-Pocket" Expenses Incurred.* These out-of-pocket expenses, in addition to a one-time special payment in 2007 from FINRA of $35,000, are classified as "reimbursed client costs and other income" in the accompanying financial statements.

Advertising Costs

The Company expenses advertising costs as incurred.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes, whereby the earnings or losses of the Company are reported in the respective tax returns of the members. Accordingly, no provision for income taxes was recorded in the accompanying financial statements for the years ended December 31, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital, as defined, of $1,702,064, which was $1,615,988 in excess of its required minimum net capital of $86,076. The Company's aggregate indebtedness was 76% of net capital at December 31, 2008.

Note 3 - Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2008	2007
Computer equipment and software	$ 132,560	$ 148,781
Furniture and equipment	58,080	55,937
Leasehold improvements	48,945	48,945
	239,585	253,663
Less accumulated depreciation and amortization	(139,732)	(112,612)
	$ 99,853	$ 141,051

Note 4 - Redemption Event

On November 28, 2008, one of the Company's Managing Directors passed away, resulting in a redemption event under the terms of the Company's Operating Agreement. As such, the Company incurred an obligation for the repurchase of the deceased Member's Shares in the amount of $1,037,001. This amount has been recognized as a liability as of December 31, 2008, along with a corresponding reduction in members' equity.

The Company will pay 10% of this obligation to the estate of the deceased in the first quarter of 2009. The balance of the obligation will be financed by the estate over three years at a fixed interest rate of 5%, with equal quarterly installments of principal and interest beginning March 31, 2009.

Note 5 - Commitments

Operating Leases

The Company leases facilities, equipment and vehicles under non-cancelable operating leases. Rent expense for the years ended December 31, 2008 and 2007 was $241,965 and $233,503, respectively.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	
2009	$ 88,847

Note 6 - Employee Benefit Plan

In 2005, the Company adopted a defined contribution 401(k) plan covering all employees. This plan is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. In addition, the plan allows for employer 401(k) contributions and profit sharing contributions at the discretion of management. The Company made safe harbor 401(k) and discretionary profit sharing contributions of $241,468 and $227,405 during 2008 and 2007, respectively.

ACCOMPANYING INFORMATION

ST. CHARLES CAPITAL, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2008

Total members' equity	$ 2,093,130
Additions/deductions	
Furniture, equipment,and leasehold improvements, net	(99,853)
Accounts receivable, net	(216,700)
Deposits and other assets	(67,513)
Net capital before haircuts on securities positions	1,709,064
Haircuts on investments	(7,000)
Net capital	$ 1,702,064
Total aggregate indebtedness	$ 1,291,147
Net capital	$ 1,702,064
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)	86,076
Excess net capital	$ 1,615,988
Aggregate indebtedness to net capital	76 %

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form 17a-5 as of December 31, 2008 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

In planning and performing our audits of the financial statements of St. Charles Capital, LLC (the Company), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

To the Board of Directors and Members
St. Charles Capital, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 20, 2009
Denver, Colorado

ST. CHARLES CAPITAL, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2008 and 2007

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS